

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 16, 2021

John Trainor
President and Director
SensaSure Technologies, Inc.
505 Park Avenue 4th Floor
New York, New York 10022

      Re: SensaSure Technologies, Inc.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed November 3, 2021
           File No. 333-260017

Dear Mr. Trainor:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 29, 2021 letter.

Amendment No. 1 to Registration Statement on Form S-1

Prospectus Summary
Company Overview, page 1

1.   We note your response to our prior comment 3 and reissue the comment in part. We continue to note your statements on pages 1 and 2 as well as in the Business section that you have a "validated method" or "validated methodology" to collect, extract, detect and identify substances. Please revise your disclosure here to explain what you mean by "validated method."

2.   We note your response to our prior comment 6 and reissue the comment in part. We note your disclosure here and in the Business section in which you continue to make statements

related to potential safety and efficacy, which are premature given the stage of development of the company's device. For example:

- "The EB method can lead to improved overall detection accuracy."
- "Our EB device is quicker to use and provides more predictable sample collection times[...]."

Conclusions regarding safety and efficacy are determinations that only the FDA or a foreign government equivalent has the authority to make. Please revise your disclosure throughout your document, including but not limited to the statements noted above, to eliminate the implication that your device has been or will ultimately be determined safe and/or effective or have demonstrated safety and/or efficacy for purposes of approval by the FDA or comparable agency. Alternatively, we advise you that you may present the objective data from pre-clinical and clinical studies and trials without drawing a conclusion from the results.

Business

Our Products and Ongoing Development, page 80

3.   We note your response to our prior comment 11 and your revised disclosure here describing your current and developing production and distribution systems. Please revise your disclosure here to more clearly state how the production and delivery system you are currently developing will function.

Studies and Clinical Trials, page 88

4.   We note your response to our prior comment 11 and reissue the comment in part. Please identify any specific study, trial or pilot program that you will be relying on to support your 510(k) application with the FDA referenced on page 66.

Facilities, page 97

5.   We note your response to our prior comment 16 and reissue the comment. Please expand your discussion here to include a description of the general character of all of your facilities, such as storage and office space, that you may currently utilize or plan to utilize to operate your business. For example, provide the size of each of your facilities, each of their productive capacities, if applicable, and comment on their suitability for your current and planned operations. Refer to Item 102 of Regulation S-K.

        You may contact Gary Newberry at (202) 551-3761 or Lynn Dicker at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Ansart at (202) 551-4511 or Celeste Murphy at (202) 551-3257 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: David Fleming